Exhibit 99(d)(2)

Dated February 2007

CITIC GROUP

and

ABLE STAR ASSOCIATES LIMITED

and

GENERAL ELECTRIC CAPITAL CORPORATION

and

GE CAPITAL EQUITY INVESTMENTS, INC.

CO-OPERATION AGREEMENT

Linklaters

10th Floor Alexandra House

Chater Road

Hong Kong

Telephone (852) 2810 4888

Facsimile (852) 2810 8133

Ref. L–123032

Table of Contents

Contents		Page
1	Interpretation	2

2	Joint Announcement	5

3	Implementation and Documentation	5

4	The SES-GE Transaction	6

5	Regulatory Matters	6

6	Shareholders’ Agreements	7

7	Amalgamation of Bowenvale and Bidco	7

8	Appointment of advisers and costs	7

9	Costs of Privatisation	8

10	Termination	9

11	Confidentiality	9

12	Legal Effect	9

13	Miscellaneous	9

14	Notices	10

15	Governing Law and Jurisdiction	10

16	Arbitration	11

Schedule 1 Form of Joint Announcement		14

Schedule 2 Form of Bidco Shareholders’ Agreement		15

THIS AGREEMENT is made on February 2007 between:

(1)	CITIC GROUP, an enterprise established under the laws of the People’s Republic of China whose registered office is at Capital Mansion, 6 Xinyuan Nan Road, Chaoyang District, Beijing 100004, People’s Republic of China (“CITIC Topco”);

(2)	ABLE STAR ASSOCIATES LIMITED, a company incorporated in the British Virgin Islands whose registered address is at PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“CITIC Shareholder” and, together with CITIC Topco, the “CITIC Parties”);

(3)	GENERAL ELECTRIC CAPITAL CORPORATION, a company incorporated in the United States with offices at 260 Long Ridge Road, Stamford, CT 06927, United States (“GE Topco”); and

(4)	GE CAPITAL EQUITY INVESTMENTS, INC., a company incorporated in the United States with offices at 201 Merritt 7, PO Box 5201, Norwalk, CT 06856, United States (“GE Shareholder” and, together with GE Topco, the “GE Parties”), each a “Party” and together the “Parties”.

WHEREAS:

(A)	The GE Shareholder and the CITIC Shareholder have incorporated a new entity, Bidco, through which to privatise AsiaSat for cash consideration, either by way of a scheme of arrangement of AsiaSat to cancel all AsiaSat Shares and AsiaSat ADSs or by way of a voluntary general offer for the entire issued share capital of AsiaSat and AsiaSat ADSs, in each case other than in respect of AsiaSat Shares already held by Bowenvale. It is also proposed that Bidco will make an offer to acquire and cancel AsiaSat Options, subject to completion of the proposed privatisation.

(B)	Approximately 68.9% of the AsiaSat Shares are currently owned by Bowenvale. Bowenvale is currently jointly owned by the CITIC Shareholder and SES Holding. GE Shareholder proposes to acquire SES’s entire interest in Bowenvale under the terms of the SES-GE Transaction.

(C)	It has been determined by the Executive that the implementation of the SES-GE Transaction would result in an obligation to make a mandatory general offer for AsiaSat in accordance with Rule 26 of the Code.

(D)	In consideration of the time and expenses in progressing the proposed privatisation referred to above, the Parties agree to conduct the proposed privatisation of AsiaSat on the terms set out in this Agreement.

1	Interpretation

1.1	In this Agreement:

“AsiaSat” means the Asia Satellite Telecommunications Holdings Limited;

“AsiaSat ADSs” means AsiaSat’s American Depository Shares currently issued, outstanding and listed on the New York Stock Exchange;

“AsiaSat Options” means options to acquire AsiaSat Shares pursuant to AsiaSat’s share option scheme;

“AsiaSat Shareholders” means holders of AsiaSat Shares;

“AsiaSat Shares” means the whole of the issued share capital of AsiaSat, comprised of ordinary shares of HK$0.10 each;

“Bidco” means Modernday Limited, a company incorporated in the British Virgin Islands whose registered address is at PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;

“Bidco Shareholders Agreement” means the shareholders agreement to be entered into substantially in the form attached as Schedule 2;

“Bowenvale” means Bowenvale Limited, a company incorporated in the British Virgin Islands whose registered address is at PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;

“Bowenvale Shareholders Agreement” means the shareholders agreement relating to Bowenvale to be entered into between Bowenvale, the CITIC Parties and the GE Parties and General Electric Company (for certain purposes);

“Broadcasting Authority” means the Hong Kong Broadcasting Authority (established under the Broadcasting Authority Ordinance (Chapter 391 of the laws of Hong Kong);

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in Hong Kong or New York;

“Clearances” means all consents, clearances, permissions and waivers as may be necessary, and all filings and waiting periods as may be necessary, from or under the laws, regulations or practices applied by any relevant authority in connection with the implementation of the Proposed Transaction, and references to Clearances having been satisfied shall be construed as meaning that the foregoing have been obtained on terms satisfactory to Bidco;

“Code” means the Hong Kong Code on Takeovers and Mergers;

“Confidentiality Agreement” means the confidentiality agreement entered into between CITIC Shareholder and GE Shareholder on 5 January 2007;

“Group” means, in relation to each Party, that entity, its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding company;

“Executive” means the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director;

“HK$” means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Joint Announcement” means the joint announcement of the Proposed Transaction to be issued by AsiaSat and Bidco and CITIC Topco and GE Topco under the Code, substantially in the form set out in Schedule 1;

“Joint Expenses” means the costs and expenses of the professional advisers appointed pursuant to Clause 8 and other third parties engaged by or on behalf of Bidco and any other costs or expenses of Bidco incurred in connection with the Proposed Transaction;

“Listing Rules” the Rules Governing the Listing of Securities on the Stock Exchange;

“MGO” means the mandatory general offer for AsiaSat described in Recital (C);

“Offer Documents” means the documents to be despatched to (among others) AsiaSat Shareholders pursuant to which the offer for the Offer Shares under the Proposed Transaction would be made (whether by means of the Scheme or otherwise) to holders of AsiaSat Options to acquire and cancel such options, announcements of results of the Proposed Transaction and all (if any) other announcements, filings and other documents necessary and appropriate for the implementation of the Proposed Transaction;

“Offer Shares” means AsiaSat Shares other than AsiaSat Shares held by Bowenvale;

“OFTA” means the Office of the Telecommunications Authority of Hong Kong;

“Privatisation” means the proposed privatisation of AsiaSat and the offer for AsiaSat Options by Bidco as described in Recital (A) including the provision or arrangement of financing in respect of such privatisation and offer, the making of any relevant regulatory filings and ancillary matters;

“Proposed Transaction” means the proposed privatisation of AsiaSat and the offer for AsiaSat Options by Bidco as described in Recital (A), including the MGO, the provision or arrangement of financing in respect of such privatisation and offer, the making of any relevant regulatory filings and ancillary matters;

“Scheme” means the scheme of arrangement under section 99 of the Bermuda Companies Act pursuant to which it is intended to implement the Privatisation;

“SEC” means the U.S. Securities and Exchange Commission;

“SES” means SES S.A. and its subsidiaries;

“SES-GE Transaction” means the proposed transaction between affiliates of GE Topco and SES entailing the redemption by SES of the former’s entire holding of approximately 19% of the issued share capital of SES in exchange for shares in a company holding certain assets (which include SES’s entire shareholding in Bowenvale);

“SES Holding” means SES Holding AG, a subsidiary of SES;

“SFC” means the Securities and Futures Commission of Hong Kong;

“Stock Exchange” means The Stock Exchange of Hong Kong Limited;

“Transfer” means the acquisition of the legal and beneficial ownership of SES’s stake in Bowenvale by GE Topco or a member of its Group;

“Working Hours” means 9.00 a.m. to 5.00 p.m. on a Business Day.

1.2	Subordinate legislation

References to a statutory provision include any subordinate legislation made from time to time under that provision.

1.3	Modification etc. of statutes

References to a statute or statutory provision include that statute or provision as from time to time modified or re-enacted or consolidated whether before or after the date of this Agreement so far as such modification or re-enactment or consolidation applies or is capable of applying to any transactions entered into in accordance with this Agreement and (so far as liability thereunder may exist or can arise) shall include also any past statute or statutory provision (as from time to time modified or re-enacted or consolidated) which such provision has directly or indirectly replaced provided that nothing in this Clause 1.3 shall operate to increase the liability of any party beyond that which would have existed had this Clause 1.3 been omitted.

1.4	Clauses etc.

References to this Agreement include the Recitals and Schedules to it and this Agreement as from time to time amended and references to Clauses and Schedules are to clauses of and schedules to this Agreement.

1.5	Headings

Headings shall be ignored in construing this Agreement.

1.6	Time of day

References to time of day are to Hong Kong time.

1.7	References to persons

References to persons shall include bodies corporate, partnerships and unincorporated associations.

1.8	“acting in concert”, “concert parties”, “control” and “offer”

When used in this Agreement, “acting in concert”, “concert parties”, “control” and “offer” shall be construed in accordance with the Code.

2	Joint Announcement

2.1	The Parties shall procure the release of the Joint Announcement on the date of this Agreement or on such other date as may be agreed by the Parties in light of all relevant circumstances.

2.2	The GE Parties shall procure the signing of the SES-GE Transaction documentation prior to the release of the Joint Announcement for publication.

3	Implementation and Documentation

3.1	The CITIC Parties and the GE Parties undertake to each other to implement, insofar as they are able, the Proposed Transaction. Accordingly, each Party agrees to use all reasonable endeavours to, and to procure that its Group and its directors and its relevant professional advisers assist it to, prepare all such documents and take all such steps as are necessary or desirable in connection with implementation of the Proposed Transaction and for the purposes of obtaining all Clearances.

3.2

The CITIC Parties and the GE Parties agree that any significant matter relating to the Proposed Transaction (including the approval of any material document relating thereto prior to its execution and/or release, and the structure of the Proposed Transaction), shall be discussed and a course of action agreed upon between CITIC Topco (for itself and CITIC Shareholder) and GE Topco (for itself and GE Shareholder) acting in good faith as soon as possible (taking into account relevant regulatory requirements on timing) after such matter being raised by any Party with the other Parties. In particular, any change to the terms and/or conditions of the Proposed Transaction (to the extent permissible under the Code) shall be discussed in good faith between CITIC Topco (for itself and CITIC Shareholder) and GE Topco (for itself and GE Shareholder) and shall be subject to their prior written consent.

3.3	Each of CITIC Topco and GE Topco shall, and shall procure that CITIC Shareholder and GE Shareholder respectively shall use their rights as shareholders of Bidco to, co-ordinate the preparation, approval, execution, filing and/or despatch of the Offer Documents in accordance with the requirements of the Code, the SFC, the Stock Exchange, the SEC, the Bermuda Companies Act and (if relevant) the Bermudan courts.

3.4	Each Party agrees promptly to share all information it acquires relevant to AsiaSat and/or the Proposed Transaction with all other Parties.

4	The SES-GE Transaction

4.1	The CITIC Parties and the GE Parties agree that the completion of the Proposed Transaction shall be conditional upon the Transfer pursuant to the SES-GE Transaction.

4.2	GE Topco and its Group shall proceed with the SES-GE Transaction in good faith and, provided that the meetings of eligible AsiaSat Shareholders to approve the Scheme (the “Scheme Meetings”) take place prior to 30 March 2007, shall use reasonable efforts to ensure that the SES-GE Transaction does not complete until after the Scheme Meetings have taken place. It is understood however that completion of the SES-GE Transaction shall not be conditional upon completion of the Proposed Transaction.

4.3	If the MGO is triggered and required to be implemented by the SFC, Bidco shall be the entity used to implement the MGO.

5	Regulatory Matters

5.1	The CITIC Parties and the GE Parties agree to procure that Bidco will as a matter of urgency and, in any event, within 10 days of the date of the Joint Announcement:

(i)	approach the OFTA to obtain the OFTA’s written confirmation that it has no objections to the Proposed Transaction, or similar comfort; and

(ii)	approach the Broadcasting Authority to obtain the Broadcasting Authority’s written confirmation that it has no objections to the Proposed Transaction, or similar comfort.

5.2	Prior to publication of the Joint Announcement, neither GE Topco nor any member of its Group nor any of their advisers or representatives shall approach any of the Executive, the Stock Exchange, OFTA, the Broadcasting Authority, the SEC or any other governmental or regulatory authority in relation to the Proposed Transaction without having first consulted in good faith with CITIC Topco and given CITIC Topco the opportunity to join in the consultation, approach, correspondence or other contact with such governmental or regulatory authority.

5.3	Prior to publication of the Joint Announcement, neither CITIC Topco nor any member of its Group nor any of their advisers or representatives shall approach any of the Executive, the Stock Exchange, OFTA, the Broadcasting Authority, the SEC or any other governmental or regulatory authority in relation to the Proposed Transaction without having first consulted in good faith with GE Topco and given GE Topco the opportunity to join in the consultation, approach, correspondence or other contact with such governmental or regulatory authority.

6	Shareholders’ Agreements

6.1	As soon as reasonably practicable, each of the CITIC Parties and the GE Parties and General Electric Company (for certain purposes) shall enter into a conditional shareholders’ agreement in respect of Bowenvale the form of which is substantially agreed and shall be finalised by the Parties within five Business Days from the date of publication of the Joint Announcement in the newspapers in Hong Kong which, subject to the completion of the Transfer pursuant to the SES-GE Transaction and together with the memorandum and articles of association of Bowenvale (and such other documents as are ancillary thereto) the form of which are substantially agreed and shall be finalised by the Parties within five Business Days from the date of publication of the Joint Announcement in the newspapers in Hong Kong, shall implement the arrangements as to the ownership and operation of Bowenvale by the CITIC Shareholder and the GE Shareholder.

6.2	The terms of the participation of each of the Parties in Bidco and any of their connected companies forming part of the structure for implementing the Proposed Transaction shall be governed by a shareholders agreement substantially in the form attached as Schedule 2 to be entered into between each of the CITIC Parties and the GE Parties and General Electric Company (for certain purposes) prior to announcement of the SES-GE Transaction, together with the memorandum and articles of association of Bidco (and such other documents as are ancillary thereto) the form of which are substantially agreed and shall be finalised by the Parties within five Business Days from the date of publication of the Joint Announcement in the newspapers in Hong Kong, shall implement the arrangements as to the ownership and operation by the CITIC Shareholder and the GE Shareholder of Bidco and, subject to the Scheme becoming effective, AsiaSat. For the avoidance of doubt, the documents to be entered into in respect of Bidco in accordance with this Clause 6.2 shall reflect a shareholding structure (both as to voting rights and economic rights) which is the same in material respects as that of Bowenvale.

7	Amalgamation of Bowenvale and Bidco

The CITIC Parties and the GE Parties agree to use their reasonable endeavours to procure that all the respective interests of Bidco and Bowenvale in AsiaSat Shares are amalgamated (whether by way of legal amalgamation, merger, exchange transaction or otherwise) in a manner to be discussed and agreed upon in good faith by CITIC Shareholder and GE Shareholder. For the avoidance of doubt, the provisions of this Clause 7 shall apply irrespective of whether the Scheme and/or the MGO proceed to a successful completion. In addition, the amalgamation contemplated by this Clause 7 shall occur without prejudice to the obligations of the General Electric Company under the Shareholders’ Agreements referred to in Clauses 6.1 and 6.2.

8	Appointment of advisers and costs

8.1	The appointment of financial, legal and any other professional advisers to act for the Parties or Bidco in connection with the Proposed Transaction (including, for the avoidance of doubt, in relation to the MGO) shall be made jointly by the CITIC Parties and the GE Parties and all costs and expenses incurred in connection therewith (the “Joint Expenses”) shall, subject to Clause 8.5, be shared equally between CITIC Shareholder and GE Shareholder or for the account of Bidco as CITIC Shareholder and GE Shareholder shall agree.

8.2	Joint Expenses will include those of Linklaters and Weil Gotshal & Manges LLP with regard to the Proposed Transaction (and, for the avoidance of doubt, not with regard to the SES-GE Transaction) and the reasonable costs and expenses of Freshfields Bruckhaus Deringer in respect of advice given with regard to the Proposed Transaction (and, for the avoidance of doubt, not with regard to the SES-GE Transaction) to Bidco, and the CITIC Parties and the GE Parties jointly.

8.3	The costs of any professional advisers appointed by any Party to act for such Party individually shall be borne by that Party.

8.4	The Parties agree that as regards the Proposed Transaction:

8.4.1	Morgan Stanley Dean Witter Asia Limited (based in Hong Kong) will act as financial adviser to Bidco;

8.4.2	Linklaters will act as advisers as to Hong Kong, English and New York law to Bidco; and

8.4.3	Appleby, Hunter and Bailhache will act as advisers as to Bermuda law and as to British Virgin Islands law.

8.5	If the Proposed Transaction does not complete (by virtue of the Scheme not becoming effective, or any offer not becoming or being declared wholly unconditional or, in the case of the MGO, valid acceptances in respect of ninety per cent. of the Offer Shares not being received) and this Agreement terminates in accordance with Clause 9, the Joint Expenses shall be borne by CITIC Shareholder and GE Shareholder equally; and if the Transaction successfully completes, Bidco shall bear such of the Joint Expenses as it may lawfully bear.

8.6	The final Joint Expenses shall be as agreed between CITIC Shareholder and GE Shareholder and the relevant advisers.

9	Costs of Privatisation

9.1	Any costs and expenses incurred by Bidco arising directly or indirectly as a result of or in connection with the Privatisation shall be borne equally by CITIC Shareholder and GE Shareholder and shall be reimbursed to Bidco on demand.

9.2	If the Privatisation is implemented otherwise than by way of the Scheme and Bidco:

9.2.1	fails to achieve over 90 per cent. acceptances in respect of the Disinterested Shares, and

9.2.2	this results in AsiaSat breaching the Minimum Public Float Requirement,

CITIC Shareholder and GE Shareholder shall be responsible for and shall bear the costs of, placing down 50.5 per cent. of the AsiaSat Shares and 49.5 per cent. of the AsiaSat Shares respectively required to be sold to the Public to enable AsiaSat to restore the Minimum Public Float Requirement.

9.3	For the purposes of this Clause 9:

“Disinterested Shares” means the AsiaSat Shares that are not held by Bidco and its concert parties (as defined in the Code);

“Minimum Public Float Requirement” means the minimum number of shares of a company listed on the main board of the Stock Exchange which must be held by the public as set out in Listing Rule 8.08(1)(a) of the Listing Rules; and

“Public” has the meaning ascribed to it in the Listing Rules.

10	Termination

10.1	This Agreement shall terminate on the earlier of the date on which:

10.1.1	CITIC Topco and GE Topco agree in writing that this Agreement shall terminate; or

10.1.2	the termination of the SES-GE Transaction.

10.2	Termination shall be without prejudice to the rights of the Parties that may have arisen prior to termination. Clauses 8 and 10 to 15 shall survive termination.

11	Confidentiality

The CITIC Shareholder and the GE Shareholder acknowledge that they are bound by the provisions of the Confidentiality Agreement, which shall also apply to the existence and terms of this Agreement.

12	Legal Effect

12.1	If the Proposed Transaction does not proceed, without prejudice to any other right or remedy which each Party may have, each Party acknowledges and agrees that damages may not be an adequate remedy for any breach by it of the provisions of this Agreement and that each Party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of any such provision by another Party or its concert parties.

12.2	Nothing in this Agreement and no action taken by this Agreement shall constitute a partnership, association, joint venture or other co-operative entity between any of the Parties.

12.3	No Party shall owe any other Party any duty of care or any fiduciary or equitable duties under this Agreement save as otherwise agreed in writing.

12.4	The obligations of the CITIC Parties and the GE Parties as between them under this Agreement shall be several and not joint or joint and several. The obligations of CITIC Topco and CITIC Shareholder under this Agreement shall be joint. The obligations of GE Topco and GE Shareholder under this Agreement shall be joint.

13	Miscellaneous

13.1	This Agreement is personal to the Parties and shall not be capable of assignment.

13.2	This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same Agreement. Any Party may enter into this Agreement by signing any such counterpart.

13.3	No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

13.4	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

13.4.1	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement;

13.4.2	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

14	Notices

14.1	A notice under this Agreement shall only be effective if it is in writing. Any notice must be given either by fax or be delivered by hand or by courier. Notice may also be given by e-mail if it is stated to constitute notice and the addressee acknowledges receipt.

14.2	Notices under this Agreement shall be sent to the relevant Party at its address or number and for the attention of the individual set out below:

Party and title of individual	Address	Facsimile no and e-mail address:
CITIC Topco and CITIC Shareholder FAO: Mr Kenneth Ko	Rm 2118 Hutchison House 10 Harcourt Road Hong Kong	+ 852 2861 1901 kenko@citicua.com

GE Topco and GE Shareholder FAO: Mr Michael Hosokawa	33rd Floor One Exchange Square Central Hong Kong	+ 852 2100 6733 general counsel.equity@ge.com

Provided that a Party may change its notice details on giving notice to the other Parties of the change in accordance with this Clause 14.

14.3	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

14.3.1	if delivered personally, on delivery;

14.3.2	if sent by facsimile or e-mail, when sent (with receipt confirmed); and

14.3.3	if sent by courier, on delivery.

14.4	Any notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the next period of Working Hours in such place.

14.5	Any notice given under this Agreement to one CITIC Party or one GE Party shall be deemed to be given to the other CITIC Party or the other GE Party respectively.

15	Governing Law and Jurisdiction

15.1	This Agreement shall be governed by and construed in accordance with the laws of England.

16	Arbitration

16.1	Any dispute or difference arising out of, in connection with or relating to (in each such case, in any manner whatsoever) this Agreement, including a dispute as to the validity or existence of this Agreement or this Clause 16, shall be referred to, and finally resolved by means of, arbitration in accordance with the provisions of this Clause 16.

16.2	Any arbitration commenced pursuant to this Clause 16:

16.2.1	shall be conducted in accordance with the Arbitration Rules of the United Nations Commission on International Trade Law (the “UNCITRAL Rules”) then in effect as modified by the provisions of this Clause 16;

16.2.2	shall have its seat in Hong Kong where, all hearings in the arbitration shall take place;

16.2.3	shall be conducted in the English language; and

16.2.4	shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”), which shall act as the appointing authority.

16.3	The arbitration shall be carried out by an arbitral tribunal consisting of three arbitrators appointed as follows:

16.3.1	the party or parties initiating arbitration shall (if more than one, jointly) appoint an arbitrator in its or their notice of arbitration in accordance with the provisions of Articles 3 and 7 of the UNCITRAL Rules as modified by this Clause 16;

16.3.2	the party or parties responding to the notice of arbitration shall (if more than one, jointly) appoint an arbitrator in accordance with the provisions of Articles 3 and 7 of the UNCITRAL Rules as modified by this Clause 16;

16.3.3	the third arbitrator who shall act as the chairman of the arbitral tribunal shall be appointed by the two arbitrators appointed by or on behalf of the parties (the “Party Arbitrators”) within a period of 10 Business Days from the date of the appointment or the confirmation of the appointment of the second Party Arbitrator; and

16.3.4	in default of the appointment of any arbitrator for any reason whatsoever, the relevant arbitrator(s) shall be appointed by the HKIAC within 10 Business Days in accordance with the provisions of Article 7 of the UNCITRAL Rules (as modified hereby).

16.4	Each Party unconditionally and irrevocably submits to the jurisdiction of the courts of Hong Kong for the purposes of:

16.4.1	any proceeding for attachment, injunction or any other interim or conservatory measure in aid of any arbitral proceeding commenced under Clause 16; and

16.4.2	any proceeding arising out of or relating to the enforcement of any arbitral award or procedural order of any arbitral tribunal duly constituted under this Clause 16;

but for such purposes and to such extent only.

16.5

Where disputes arise under this Agreement, under the Bidco Shareholders Agreement and under the Bowenvale Shareholders Agreement which, in the absolute discretion of the first panel of arbitrators to be appointed in any of the disputes, are so closely connected that it is expedient for them to be resolved in the same proceedings, that panel of arbitrators shall have the power to order that the proceedings to resolve that dispute shall be consolidated with those to resolve any of the other disputes (whether or not proceedings to resolve those other disputes have yet been instituted), provided that no date for the final hearing of the first arbitration has been fixed.

16.6	Each of the CITIC Parties agrees that the process by which any legal proceedings in Hong Kong are begun may be served on it by being delivered to CITIC United Asia Investments Ltd. of Rm 2118, Hutchison House, 10 Harcourt Road, Hong Kong (for the attention of Mr Kenneth Ko) or its other principal place of business in Hong Kong. If the above process agent ceases to have a place of business in Hong Kong, the CITIC Parties shall forthwith appoint a further person in Hong Kong to accept service of process on its behalf in Hong Kong and notify the GE Parties of such appointment. Nothing contained herein shall affect the right to serve process in any other manner permitted by law.

16.7

Each of the GE Parties agrees that the process by which any legal proceedings in Hong Kong are begun may be served on it by being delivered to GE Asia of 33rd Floor, One Exchange Square, Central, Hong Kong (for the attention of Mr Michael Hosokawa) or its other principal place of business in Hong Kong. If the above process agent ceases to have a place of business in Hong Kong, the GE Parties shall forthwith appoint a further person in Hong Kong to accept service of process on its behalf in Hong Kong and notify the CITIC Parties of such appointment. Nothing contained herein shall affect the right to serve process in any other manner permitted by law.

In witness whereof this Agreement has been duly executed on the date which first appears on page 1 above.

EXECUTED by	)
/s/ Mi Zeng Xin	)

on behalf of	)
CITIC GROUP	)

EXECUTED by	)
/s/ Ko Fai Wang	)

on behalf of	)
ABLE STAR ASSOCIATES	)
LIMITED	)

EXECUTED by	)
/s/ Ronald J. Herman	)

on behalf of	)
GENERAL ELECTRIC CAPITAL	)
CORPORATION	)

EXECUTED by	)
/s/ Ronald J. Herman	)

on behalf of	)
GE CAPITAL EQUITY	)
INVESTMENTS, INC.	)